Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012
Pre-Tax Income	340.1	320.3	298.7	263.9	238.4
Less: Minority Interests	(2.5)	(2.1)	(1.4)	(1.3)	(0.7)
Add: Fixed Charges	29.4	19.7	14.8	14.4	17.5
Less: Capitalized Interest	(3.4)	(2.1)	(2.6)	(2.9)	(3.1)

“Earnings”	363.5	335.8	309.5	274.1	252.0

Interest expense	22.1	14.2	8.0	7.3	9.9
Capitalized Interest	3.4	2.1	2.6	2.9	3.1
Rentals (interest component one-third)	3.8	3.4	4.2	4.2	4.4

“Fixed Charges”	29.4	19.7	14.8	14.4	17.5

Ratio of Earnings to Fixed Charges	12.4	17.1	20.9	19.0	14.4

(1)	The table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was calculated by dividing earnings by fixed charges. Earnings were calculated by adding pre-tax income from continuing operations before adjustment for income from equity investees and fixed charges, excluding capitalized interest. Fixed charges were calculated by adding interest on all indebtedness, including amortization of debt issuance costs, and an interest component representing the estimated portion of rental expense that management believes is attributable to interest.